Exhibit 12

COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	For the Nine Months ended September 30,
	2009	2008
Earnings
Net income	$107	$101
Income from equity investee	(1)	(1)
Net income before income from equity investee	106	100

Fixed charges	40	30
Distributed income of equity investee	1	-
Allowance for funds used during construction	(1)	(2)
Total earnings available for fixed charges	$146	$128

Fixed charges
Interest and debt expense	$40	$30

Ratio of earnings to fixed charges	3.7	4.3

For purposes of computing these ratios, earnings means net income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor, which was not material for the nine months ended September 30, 2009 and 2008.